
10015620

DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Claudia Tsao
DIRECT LINE 604.648.3115
DIRECT FAX 604.687.1612
E-MAIL ctsao@davis.ca

FILE NUMBER 67952-00001

April 1, 2010

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Claudia Tsao
Legal Assistant

Encs.

dlw 5/3

RECEIVED
2010 MAY -3 A 8:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: April 1, 2010 **Exemption No: 82-35102**

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	N/A
	(i) Audited annual financial statements and auditors' report thereon and	
	(ii) Management's Discussion and Analysis	
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	N/A
(f)	News Releases	March 4, 2010 March 11, 2010
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	March 3, 2010

(j)	Form 45-106F1, Report of Exempt Distribution	March 2, 2010
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	N/A
(r)	Prospectus	N/A

(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	<u>**Document Name or Information**</u>	<u>**Date Filed**</u>
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of:	N/A
	(i) Audited annual financial statements and auditors' report thereon and	
	(ii) Management's Discussion and Analysis	
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(e)	News Releases	March 4, 2010 March 11, 2010
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	March 3, 2010
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A
(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A

(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	N/A
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of:	N/A
	(i) Audited annual financial statements and auditors' report thereon and	
	(ii) Management's Discussion and Analysis	
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	March 3, 2010
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No.: 82-35102

NEWS RELEASE

PARAGON MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR
Shares Issued: 32,802,181

NR10-04 March 4, 2010

Paragon Minerals and partner report initial Inferred Resource Estimate of 488,800 ounces of gold at Huxter Lane Property

Paragon Minerals Corporation (PGR:TSX-V; "Paragon") is pleased to report that its exploration partner, Golden Dory Resources Corp. (TSX.V-GDR; "Golden Dory") has completed the first NI 43-101 compliant gold resource estimate on the Huxter Lane property in central Newfoundland. The 100%-owned Huxter Lane property is under option to Golden Dory, whereby Golden Dory can earn a 70% interest in the property by completing a bankable feasibility study.

The resource estimate, prepared by independent consultant Mr. Gary Giroux, P.Eng of Giroux Consultants Limited, estimates the Mosquito Hill Zone to contain an **indicated resource of 4.47 million tonnes averaging 0.526 g/t gold for 75,600 ounces gold and an inferred resource of 32.9 million tonnes averaging 0.461 g/t gold for 488,800 ounces gold** at a cutoff of 0.30 grams per tonne gold. It should be noted that this resource estimate is not an economic assessment of the Mosquito Hill Zone, therefore a range of cutoff grades are listed below. Highlights include:

- Resources estimated at a 0.30g/t gold cutoff: 75,600 ounces gold indicated and 488,800 ounces gold inferred.
- Resource remains open to depth and along strike with near surface open pit potential.
- Resource modeling identifies high grade corridor in center of resource with little previous drilling.
- Spring 2010 work program to include drilling, metallurgical testing and environmental studies.

The Mosquito Hill Zone is a large, robust intrusion-hosted system that has been tested by 46 holes over a strike length of 900 metres and width of 500 metres. Over 90% of the resource estimate occurs at depths shallower than 200 metres. The mineralized intrusion is exposed along its northern edge and dips gently to the southwest at about 10 degrees (nearly flat lying). At the southwestern limits of the current resource, the zone remains open along strike and down-dip. The Huxter Lane property has good road access and is located near existing infrastructure including power and labour.

Mosquito Hill Zone - Indicated Resource within the mineralized solid

Au Cut-off (g/t Au)	Tonnes > Cut-off	Grade > Cut-off (g/t Au)	Contained Ounces Au
0.10	7,880,000	0.393	99,600
0.20	6,800,000	0.431	94,200
0.30	4,470,000	0.526	75,600
0.40	2,470,000	0.670	53,200

Mosquito Hill Zone - Inferred Resource within the mineralized solid

Au Cut-off (g/t Au)	Tonnes > Cut-off	Grade > Cut-off (g/t Au)	Contained Ounces Au
0.10	47,860,000	0.392	603,200
0.20	44,890,000	0.408	589,000
0.30	32,980,000	0.461	488,800
0.40	18,210,000	0.553	323,800

"We are extremely pleased with the progress that our partner Golden Dory and its technical team have made on the Huxter Lane project in their first year. This initial resource estimate establishes the Mosquito Hill zone as a significant zone of gold mineralization with excellent potential to increase the resource along strike and down dip" said Michael Vande Guchte, President and CEO of Paragon. "The 2010 plans are to continue to drill aggressively to expand the resource, begin metallurgical testing and continue with environmental baseline studies."

Resource Estimate

The independent mineral resource estimate prepared by Giroux Consultant Limited was produced from a database consisting of 46 diamond drill holes (NQ size core) totaling 7,289 metres from which 3,777 samples were assayed for gold. Assays within the mineralized solid were capped at 4.5 grams per tonne gold and uniform downhole composites measuring 5 metres in length were created to honour the boundaries of the solid. A block model was created with blocks measuring 20 x 20 x 5 metres that were superimposed over the geologic solid. A specific gravity of 2.78 was applied to all blocks, which was measured by the weight in air / weight in water method. Gold grades were interpolated into the block model by ordinary kriging. The resource estimates can be classified as indicated and inferred mineral resources based on definitions from National Instrument 43-101and from CIM 2005. The completed NI 43-101 Technical Report will be posted by Golden Dory on SEDAR within 45 days of this news release.

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold, copper, lead, zinc, and silver exploration in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through both company and partner-funded exploration. For more information on Paragon and its properties, please visit the website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"*Michael Vande Guchte*"

President & CEO

Qualified Person – David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved this news release. Gary Giroux, P. Eng. of Giroux Consultants Limited is the Qualified Person as defined by NI 43-101 for the resource estimate discussed above and has reviewed and approved the news release. Historical results were obtained from published reports available in the public domain

Forward-looking statements *- This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding use of proceeds, current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Exemption No.: 82-35102

NEWS RELEASE

PARAGON MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR
Shares Issued: 32,802,181

NR10-05 March 8, 2010

Paragon intersects 17.05 metres of 14.80% zinc, 3.56% lead, 1.40% copper, 80.90 g/t silver, 1.35 g/t gold at South Tally Pond VMS Project

Paragon Minerals Corporation (PGR:TSX-V; "Paragon") is pleased to provide an update on the 2010 diamond drilling program and down-hole Pulse EM geophysical surveys completed on its 100%-owned South Tally Pond volcanogenic massive sulphide ("VMS") project in central Newfoundland. The project is located adjacent to Teck Resources Duck Pond copper-zinc mine, where Paragon holds a significant land position covering 21,400 hectares of this producing volcanic belt. Highlights of the current program include:

- Infill drill hole LM10-43 intersected **30.10 metres of 9.30% zinc, 2.28% lead, 0.91% copper, 60.37 g/t silver and 1.41 g/t gold** including **17.05 metres of 14.80% zinc, 3.56% lead, 1.40% copper, 80.90 g/t silver, 1.35 g/t gold.**
- Down-hole geophysics outlined a strong off-hole conductor (in 3 holes) extending 300 metres north of previously completed drillhole LM08-19 (section 104+50N). Drill testing of this target area is underway.
- Down-hole geophysics indicates a strong off-hole conductor to the south of previously completed drillhole LM07-13.
- The Lemarchant massive sulphide mineralization remains open for expansion within the area of the current drilling and along strike to the north and south.

Paragon has now completed four infill drillholes in 2010, totaling 1,326 metres at the Lemarchant Prospect. The four drillholes were completed on section 102+50N (1 drillhole) and 103+50N (3 drillholes) and provide 50-metre infill drillholes between previously completed 100-metre spaced drillholes. The reported core length intervals are interpreted to be near to true width of the intervals. A summary of significant drill intercepts and a drillhole location map are attached.

Drillhole LM10-43 (Section 102+50N) was located midway between drillholes LM07-14 and LM07-15 and intersected semi-massive to massive polymetallic sulphide mineralization over **30.10 metres grading 9.30% zinc, 2.28% lead, 0.91% copper, 60.37 g/t silver and 1.41 g/t gold**. The mineralization is hosted in a thick barite-rich felsic volcanic sequence and includes a higher grade interval of **17.05 metres of higher grade massive sulphide grading 14.80% zinc, 3.56% lead, 1.40% copper, 80.90 g/t silver and 1.35 g/t gold**. The massive sulphide mineralization is underlain by intensely chlorite-silica altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over a 16-metre thickness **(assay results pending)**.

Drillhole LM10-41 (Section 103+50N), was located 50 metres south of LM07-17 and intersected strongly chlorite-silica altered felsic volcanic rocks containing stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite over 4.0 metres thickness **(assay results pending)**. The mineralized zone appears to have been cut-off by a fault located along or near the overlying pyritic mudstone horizon and by a mineralized felsic dyke down hole. Drilling 90 metres down-dip of LM10-41 (drillhole LM10-42) intersected mainly mafic volcanic rocks and lesser mineralized felsic volcanic rocks (assay results pending). Drilling 60 metres up-dip of LM10-41 (drillhole LM10-44) intersected stringer and disseminated sulphides including pyrite, sphalerite and chalcopyrite in moderately silica-chlorite altered felsic volcanic rocks over a 54.4 metre thickness **(assay results pending)**.

"We are very encouraged by semi-massive to massive sulphide zone intersected in drillhole LM10-43. It shows a significant increase in thickness between two 100-metre spaced drillholes and marks one of the best holes on the property to date" stated Michael J. Vande Guchte, President and CEO of Paragon Minerals. "We believe there is still a lot of room for additional massive sulphides to be present within the confines of the current drilling and along strike to the north and south as indicated by the down-hole geophysics".

Drilling is continuing at the Lemarchant Prospect and will test the conductors outlined in the recently completed down-hole geophysical survey. The off-hole conductors are all located in areas that have not been tested by previous drilling.

About the South Tally Pond VMS Project

The South Tally Pond Project has excellent road access and is located in the same volcanic belt that host Teck Resource's Duck Pond copper-zinc mine. Paragon holds a significant land position covering 21,400 hectares of this highly prospective, producing volcanic belt. Paragon has made a significant precious metal-rich massive sulphide discovery at the Lemarchant Prospect, where wide-spaced drilling has identified semi-massive to massive sulphide mineralization over a 500-metre strike length at depths from 165 to 300 metres below surface. The mineralization intersected to date consists of massive to semi-massive zinc-lead-copper sulphides and barite with local visible gold. The footwall to the mineralization consists of strongly altered, proximal felsic volcanic rocks containing stringer and disseminated sulphides. The Lemarchant mineralization remains open for expansion within the current drilled area and along strike to the north and south.

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold and base metal exploration in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through both company and partner-funded exploration. For more information on Paragon and its properties, please visit the website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"*Michael Vande Guchte*"

President & CEO

Qualified Person – David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved the technical contents of this news release. Historical information contained herein was obtained from reports filed with the Government of Newfoundland & Labrador. Samples were analyzed for Au (1 assay ton), Ag, Cu, Pb and Zn at Eastern Analytical Labs in Springdale, NL from sawn NQ-sized half core sections. Data quality is monitored through the insertion of control samples comprising one prepared base and precious metal standard and one blank sample for every 20 samples of diamond drill core. All control samples conformed to the accepted contained grades of base and precious metals. Sample pulps were shipped to ALS Chemex in North Vancouver, BC for analysis for 33-element ICP analysis on all samples and check assays of significant base and precious metal bearing samples.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding use of proceeds, current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

Summary of Significant Assay Results from Drilling by Paragon at the Lemarchant Prospect

Hole	Section	From (m)	To (m)	Interval (m)	Copper (%)	Lead (%)	Zinc (%)	Silver (g/t)	Gold (g/t)
LM07-13	*101+00N*	*164.50*	*169.55*	*5.05*	*0.77*	*0.07*	*7.49*	*40.29*	*1.21*
LM07-14	*102+00N*	*203.50*	*208.90*	*5.40*	*1.06*	*1.52*	*5.26*	*92.56*	*0.85*
LM10-43	**102+50N**	**202.00**	**232.10**	**30.10**	**0.91**	**2.28**	**9.30**	**60.37**	**1.41**
	including	**210.30**	**227.35**	**17.05**	**1.41**	**3.56**	**14.80**	**80.90**	**1.35**
LM07-15	*103+00N*	*219.00*	*233.60*	*14.60*	*0.81*	*2.13*	*9.46*	*73.44*	*1.85*
LM08-33	*103+00N*	*219.20*	*246.00*	*26.80*	*0.48*	*0.93*	*4.98*	*37.70*	*0.83*
LM10-41	***103+50N***	***Assay results pending***							
LM10-44	***103+50N***	***Assay results pending***							
LM07-17	*104+00N*	*236.00*	*250.60*	*14.60*	*0.45*	*2.61*	*12.38*	*50.32*	*0.74*
LM08-37	*106+00N*	*296.2*	*299.2*	*3.0*	*0.97*	*0.45*	*9.32*	*16.10*	*0.26*

(Note - Results for LM07-13, 14, 15, 17, 33, and 37 have been reported previously and shown in italics – see News releases dated January 18, 2008 and October 30, 2008 for further details)



Lemarchant Prospect
Mafic Volcanics
Felsic Volcanics
Microgranites (syn-volcanic?)
Airborne EM Conductor (2004)
Diamond Drill Hole (Paragon, Noranda)
2010 Diamond Drill Hole
N
Untested AEM anomalies
Open
Altered Felsic Volcanics
Sulphide Zone Trend (projected to surface)
108 N
107 N
106 N
105 N
104 N
103 N
102 N
101 N
100 N
99 N
98 N
0
200
metres

Exemption No.: 82-35102



PARAGON
MINERALS CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (**"Meeting"**) of **Paragon Minerals Corporation** (**"Company"**) will be held at Suite 1500 - 885 West Georgia Street, Vancouver, British Columbia on **Tuesday**, the **30th** day of **March, 2010** at the hour of **1:00 p.m.** (Vancouver Time), for the following purposes:

(a) to receive and consider the Financial Statements of the Company for the financial year ended September 30, 2009, together with the report of the auditors thereon;

(b) to appoint De Visser Gray LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditors' remuneration;

(c) to set the number of directors at four (4);

(d) to elect directors of the Company for the ensuing year;

(e) to consider, and if thought fit, to approve an ordinary resolution (by way of disinterested shareholder vote), of the exercise of any amount of warrants and/or agent's warrants which would result in the MineralFields Group or Limited Market Dealer and their group of companies holding 20% of more of the Company's issued and outstanding shares, as more particularly described in the Management Information Circular (**"Circular"**) accompanying this Notice of Meeting; and

(f) to transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting are the Circular and either a form of Proxy for registered shareholders or a Voting Instruction Form for beneficial shareholders. Shareholders who are unable to attend the Meeting are asked to read the Circular and read, date, sign and deposit the enclosed form of Proxy or Voting Instruction Form in accordance with the enclosed instructions.

The Company's audited Financial Statements and Management's Discussion & Analysis for the financial period ended September 30, 2009 are available online at www.sedar.com.

BY ORDER OF THE BOARD

(signed) "*Michael J. Vande Guchte*"
President & CEO

Vancouver, British Columbia
February 18, 2010

Exemption No.: 82-35102

PARAGON MINERALS CORPORATION


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PAXQ

3LTE



3LTE04

PAXQ.BEN_IA.EPULLS/000001/000001/i

Exemption No.: 82-35102

PARAGON MINERALS CORPORATION
Suite 1500 - 701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Telephone: (604) 629-2353
Facsimile: (604) 629-2489
www.paragonminerals.com

MANAGEMENT INFORMATION CIRCULAR

containing information as at **February 18, 2010** unless otherwise noted

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Management Information Circular ("Circular") is furnished in connection with the solicitation of proxies by the management of Paragon Minerals Corporation ("Company") for use at the Annual & Special Meeting of the shareholders of the Company to be held at Suite 1500 - 885 West Georgia Street, Vancouver, British Columbia on Tuesday, March 30, 2010 at 1:00 p.m. (Vancouver time) ("Meeting") or at any adjournment or postponement thereof.

Cost and Manner of Solicitation

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, facsimile or electronically by the directors and regular employees of the Company or other proxy solicitation services. In accordance with National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("**NI 54-101**") arrangements have been made to forward proxy solicitation materials to the beneficial owners of common shares of the Company ("**Common Shares**"). All costs of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A shareholder entitled to vote at the Meeting may, by means of a properly executed and deposited proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders of the Company to attend and act at the Meeting for the shareholder and on the shareholder's behalf.

The individuals named in the enclosed form of proxy are Michael J. Vande Guchte, the President & CEO of the Company, or failing him, Tom R. Wilson, the CFO of the Company ("**Management Designees**"). **EVERY SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF HIS/HER CHOICE, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS/HER BEHALF AT THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF. IF THE SHAREHOLDER WISHES TO APPOINT A PERSON OR COMPANY OTHER THAN THE MANAGEMENT DESIGNEES WHOSE NAMES ARE PRINTED THEREON, HE/SHE MAY DO SO BY INSERTING THE NAME OF HIS/HER CHOSEN PROXYHOLDER IN THE SPACE PROVIDED ON THE PROXY.**

A proxy will not be valid unless the completed, dated and signed form of proxy is deposited with Computershare Investor Services Inc., no later than 1:00 pm (Vancouver time) on Friday, March 26, 2010 or not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to an adjournment or postponement thereof. **Proxies may be deposited with Computershare Investor Services Inc. using one of the following methods:**

BY MAIL:	Computershare Investor Services Inc. 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
OR IF YOU HAVE A CONTROL NUMBER, A HOLDER ACCOUNT NUMBER AND AN ACCESS NUMBER ON THE FACE OF THE PROXY, YOU ARE ALTERNATIVELY ABLE TO VOTE:	
BY TELEPHONE:	1-866-732-8683, or
BY INTERNET:	www.investorvote.com

Revocation of Proxy

A shareholder who has given a proxy may revoke it by an instrument in writing duly executed by the shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 2800 - 666 Burrard Street, Vancouver, British Columbia, V6C 2Z7, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned or postponed, any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

In addition, a proxy may be revoked by a shareholder properly executing another form of proxy bearing a later date and depositing the same at the offices of **Computershare Investor Services Inc.** within the time period and in the manner set out under the heading "**Appointment of Proxy**" above or by the shareholder personally attending the Meeting, withdrawing his or her proxy and voting the Common Shares.

Voting of Proxies and Exercise of Discretion by Proxyholders

Unless a ballot is called for or required by law, voting at the Meeting will be by way of show of hands. Common Shares represented by a properly completed, executed and deposited proxy may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, Common Shares represented by proxies will be voted on any ballot. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares will be voted or withheld from voting in accordance with the specification so made.

The Common Shares represented by a proxy will be voted as directed by a shareholder, however, if such a direction is not made, the Common Shares will be voted as recommended by Management, except for the Control Person Resolution (defined below) in which case such Common Shares will be withheld from voting.

The enclosed form of proxy when properly executed and deposited and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the Management Designees to vote in accordance with their best judgment on such matters or business. At the date of this Circular, management knows of no such amendment, variation or other matter which may be presented to the Meeting.

Advice to Beneficial Holders of Common Shares

Only registered holders of Common Shares or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person ("**Non-Registered**

Holder") are registered either: (i) in the name of an intermediary ("**Intermediary**") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) that the Non-Registered Holder deals with in respect of the Common Shares, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

Distribution to Non-Objecting Beneficial Owner ("**NOBO**")

In accordance with the requirements of the Canadian Securities Administrators and NI 54-101, the Company will have caused its agent to distribute copies of the Notice of Meeting and this Circular (collectively, "**meeting materials**") as well as a Voting Instruction Form directly to those Non-Registered Holders who have provided instructions to an Intermediary that such Non-Registered Holder does not object to the Intermediary disclosing ownership information about the beneficial owner .

These meeting materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for Voting Instruction Form enclosed with mailings to NOBOs.

The meeting materials distributed by the Company's agent to NOBOs include a Voting Instruction Form. Please carefully review the instructions on the Voting Instruction Form for completion and deposit.

Distribution to Objecting Beneficial Owner ("**OBO**")

In addition, the Company will have caused its agent to deliver copies of the meeting materials to the clearing agencies and Intermediaries for onward distribution to those Non-Registered Shareholders who have provided instructions to an Intermediary that the beneficial owner objects to the Intermediary disclosing ownership information about the beneficial owner.

Intermediaries are required to forward the meeting materials to OBOs unless an OBO has waived his or her right to receive them. Intermediaries often use service companies such as Broadridge (formerly ADP) to forward the meeting materials to OBOs. Generally, those OBOs who have not waived the right to receive meeting materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile stamped signature), which is restricted as to the number of Common Shares beneficially owned by the OBO, but which is otherwise uncompleted. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Investor Services Inc. in the manner set out in the proxy, with respect to the Common Shares beneficially owned by such OBO, in accordance with the instructions elsewhere in this Circular; **OR**

(b) more typically, be given a voting registration form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute authority and instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code or other information. In order for the form of proxy to validly constitute a proxy authorization form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form

of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit the OBO to direct the voting of the Common Shares he or she beneficially owns.

Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions, including those regarding when and where the proxy or proxy authorization form is to be delivered.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The Company's authorized share structure consists of an unlimited number of Common Shares without par value. As at **February 18, 2010**, the Company has issued and outstanding 32,802,181 fully paid and non-assessable Common Shares, each Share carrying the right to one vote. **The Company has no other classes of voting securities.** The holders of Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Company and shall, in respect of each Share held, be entitled to vote at any meeting of the shareholders of the Company and have one vote in respect of each Share held by them.

Record Date

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed at the close of business on **February 18, 2010 ("Record Date")**.

Every shareholder of record at the Record Date who either personally attends the Meeting or who has submitted a properly executed and deposited form of proxy in the manner and subject to the provisions described above and which has not been revoked shall be entitled to vote or to have his or her Common Shares voted at the Meeting or any adjournment thereof.

Principal Holders

To the knowledge of the directors and executive officers of the Company, as at **February 18, 2010**, the only persons or companies who beneficially own, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company are:

Name	No. of Common Shares	Percentage
Altius Resources Inc. [(1)]	3,800,000	11.58%
Joe Dwek Management Consultants Inc.[(2)]	5,133,332	15.65%

Note:

1. Altius Resources Inc. is a wholly owned subsidiary of Altius Minerals Corporation, a public company whose shares are listed on the TSX (Symbol ALS).
2. Joe Dwek Management Consultants Inc. (**"JDM"**) has indirect control and direction over Common Shares, warrants and options held by Mineralfields Group (**"MF"**) and Limited Market Dealer Inc. (**"LMD"**).

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate or any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

COMPENSATION DISCUSSION AND ANALYSIS

For the purposes of this Circular:

(a) "**CEO**" of the Company means each individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year.

(b) "**CFO**" of the Company means each individual who served as Chief Financial Officer of the Company or acted in a similar capacity during the most recently completed financial year.

(c) "**Named Executive Officers**" means:

- (i) a CEO;
- (ii) a CFO;
- (iii) each of the Company's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000;
- (iv) each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

(d) "**non-equity incentive plan**" means an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(e) "**option-based award**" means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.

(f) "**share-based award**" means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Objectives of Compensation Strategy

The objectives of the Company's compensation strategy are:

- to attract, retain and motivate NEOs with the requisite skills, experience and commitment necessary to achieve the Company's goals and objectives for the exploration and, if warranted, subsequent development of its properties;
- to strengthen the Company's senior management team and structure an independent board to oversee the affairs of the Company by providing fair, competitive and cost-effective compensation to the Company's NEOs;

- to align the interests of NEOs with those of the shareholders; and
- to provide rewards for outstanding corporate and individual performance.

What the Compensation Strategy is Designed to Reward

Over the past several years, worldwide mining has had significant demand for executives. The talent supply in the mining business is very tight, particularly in Canada, as fewer people have entered the mining industry over the past couple of decades. As a result, the Company operates in a highly competitive market for executives and the attraction and retention of talented and experienced executives is one of the key objectives of the Company's executive compensation program.

Mining companies create shareholder value by finding, developing and mining valuable mineral deposits. Most of the time, this demands that these companies make substantial and sustained investment in exploration and pre-development, at the expense of current earnings. For this reason, the Company has designed its incentive programs to emphasize long-term performance over short-term performance.

Each Element of Compensation

When determining the compensation of its NEOs, the Board considers the objectives of: (i) recruiting and retaining the executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and shareholders of the Company; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. In order to achieve these objectives, the compensation paid to executive officers consists of three elements:

(a) base salary;

(b) bonus; and

(c) long-term incentive in the form of stock options granted in accordance with the policies of the Exchange.

The Compensation Committee also considers the individual's performance, tenure and experience, the performance of the Company overall, any retention concerns, the individual's historical compensation and the compensation of the individual's peers in the Company. There is no mandatory framework that determines which of these additional factors may be more or less important, and the emphasis placed on any of these additional factors may vary among the executive officers.

Why the Company Chooses to Pay Each Element

The components of executive compensation are based on pay structures similar to exploration and mining companies in terms of size, asset and stage of development. It provides the Company the ability to retain qualified and experienced individuals to achieve the Company's short and long term goals. Ultimately this provides the Company with established executives able to provide leadership and able to execute strategies consistent with the Company's corporate objectives.

How the Company Determines the Amount for Each Element

When determining compensation policies and individual compensation levels for each NEO, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Company, the Board's overall assessment of each executive's individual performance and his contribution towards meeting corporate objectives, levels of responsibility, length of service, and industry comparables. The specific rationale and design of each of these elements are outlined in detail below.

Base Salary

In the Compensation Committee's view, paying base compensation that is competitive in the market in which the Company operates is the first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular NEO is determined by an assessment by the Compensation Committee of such executive officer's performance, a consideration of competitive compensation levels in companies similar to the Company and a review of the performance of the Company as a whole and the role such executive officer played in such company performance.

During the financial year ended September 30, 2009 the Company's NEOs were paid a base salary in accordance with the terms of their arrangements with the Company.

Bonus

Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or Company financial performance. Bonus levels will be determined by level of position of the executive officer with the Company.

The Compensation Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the NEOs and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increased value for shareholders through property acquisitions or divestitures, the formation of new strategic or joint venture relationships, capital raising efforts or achieving satisfaction of predetermined and agreed upon performance criteria. Demonstrations of extraordinary personal commitment to the Company's interests, the community and the industry may also be rewarded through a cash bonus.

Because of market conditions, bonuses were not paid to the Company's NEOs for their services in 2009.

Long-Term Incentive

When determining the number of stock options to be granted to an executive officer, the Compensation Committee takes into account the number and terms of outstanding stock options and vesting provisions when determining whether or not new stock option grants should be made to such executive officer.

The Compensation Committee may from time to time recommend the grant of stock options to the Company's executive officers under the stock option plan adopted by the Board of Directors on July 20, 2006 ("**Stock Option Plan**") See "**Stock Option Plan**" below for a summary of the material terms. Grants of stock options are intended to enforce and encourage the executive officer's commitment to the Company's growth and the enhancement of share value and to reward executive officers for the Company's performance. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. The Compensation Committee reviews option balances and recommends grants to newly hired executive officers at the time of their employment, and considers further grants to executive officers from time to time thereafter to such executive officers. The amount and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive. The number of Common Shares which may be subject to option in favour of any one individual is limited under the terms of the Stock Option Plan.

The Compensation Committee did not grant stock options to the Company's NEOs for their services in 2009.

How Compensation Program Fits with Compensation Objectives

The compensation package meets the goal of attracting, holding and motivating key talent in a highly competitive mining environment through a cash compensation program, consisting of base salary and bonus opportunity and providing an opportunity to participate in the Company's growth through stock options.

The compensation package meets the goal of aligning the interest of management with the interest of the Company's shareholders. Through the grant of stock options, if the price of the Company's Common Shares increases over time, both executives and shareholders will benefit. In addition, the Company believes that long-term incentives promotes ownership of the Company and serve to align the interests of management with the interests of the Company's shareholders. The Company provides this long-term incentive by granting stock options to executive officers in accordance with the policies of the Exchange. The objective of granting options is to encourage executive officers to acquire an ownership interest in the Company over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of the Company and its shareholders.

SUMMARY COMPENSATION TABLE

The following table sets out all compensation paid to each NEO by the Company for the financial year ended September 30, 2009:

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share-based awards ($) (d)	Option-based awards ($) (e)	Non-equity incentive plan compensation ($) (f)		Pension value ($) (g)	All other compen-sation ($) (h)	Total compen-sation ($) (i)
					Annual Incentive Plans (f1)	Long-term incentive plans (f2)			
MICHAEL J. VANDE GUCHTE *President & CEO*	2009	140,000	-	-	-	-	-	-	140,000
TOM R. WILSON *CFO & Corporate Secretary*	2009	18,500	-	-	-	-	-	-	18,500

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS (NEO)

The following table sets out the outstanding option-based awards and share based awards held by the NEOs as at September 30, 2009 and includes awards granted in previous years:

	Option-based awards				Share-based awards	
Name	**# of securities underlying unexercised options (#)**	**Option exercise price ($)**	**Option expiration date**	**Value of unexercised in-the-money options ($)[1]**	**Number of shares or units of shares that have not vested (#)**	**Market or payout value of share-based awards that have not vested ($)**
(a)	(b)	(c)	(d)	(e)	(f)	(g)
MICHAEL J. VANDE GUCHTE *President & CEO*	16,666 250,000 125,000	0.38 0.70 0.61	01-Sep-2010 01-Mar-2012 05-Feb-2013	- - -	- - -	- - -
TOM R. WILSON *CFO & Corporate Secretary*	75,000	$0.30	03-Jun-2013	-	-	-

Notes:

(1) Value of unexercised in-the-money options represents the difference between the closing market price of the Company's Common Shares on September 30, 2009 ($0.085) and the option exercise price multiplied by the number of outstanding options.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING 2009 (NEO)

The following table summarizes the value of each incentive plan award vested or earned by each NEO during the financial year ended September 30, 2009:

Name	**Option-based awards – Value vested during the year[1] ($)**	**Share-based awards – Value vested during the year ($)**	**Non-equity incentive plan compensation – Value earned during the year ($)**
(a)	(b)	(c)	(d)
MICHAEL J. VANDE GUCHTE *President & CEO*	-	-	-
TOM R. WILSON *CFO & Corporate Secretary*	-	-	-

Notes:

(1) "Value vested during the year" means the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date. This amount is calculated by determining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

PENSION PLAN BENEFITS

The Company does not provide retirement benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Agreement with Michael J. Vande Guchte

The employment agreement ("**Employment Agreement**") dated February 1, 2007 between the Company and Michael J. Vande Guchte provides that in the event of a significant change in the affairs of the Company such as a takeover bid, change of control of the Board, the sale of all or substantially all of the assets of the Company, the sale, exchange or other disposition of a majority of the outstanding Common Shares of the Company, the termination of the Company's business, the merger or amalgamation or other corporate restructuring of the Company in a transaction or series of transactions in which the Company's shareholders receive less than 51% of the outstanding Common Shares of the new or continuing corporation ("**Significant Change**"), then at the option of Mr. Vande Guchte exercisable at any time within 6 months after the date of the Significant Change, Mr. Vande Guchte may elect to continue to be employed by the Company or give notice of termination in which event, the Company shall pay to Mr. Vande Guchte an amount equal to the annual salary then in effect.

DIRECTOR COMPENSATION TABLE

During the financial year ended September 30, 2009, none of the directors of the Company (other Michael J. Vande Guchte who is also a NEO and whose compensation is fully reflected above) received any compensation.

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS (NON-NEO)

The following table sets out the outstanding option-based awards and share based awards held by each director who is not a NEO of the Company as at September 30, 2009 and includes awards granted in previous years:

	Option-based awards				Share-based awards	
Name (a)	**# of securities underlying unexercised options (#)** (b)	**Option exercise price ($)** (c)	**Option expiration date** (d)	**Value of unexercised in-the-money options ($)[1]** (e)	**Number of shares or units of shares that have not vested (#)** (f)	**Market or payout value of share-based awards that have not vested ($)** (g)
DAVID W. ADAMSON	41,666 125,000 40,000	0.67 0.70 0.61	06-Jan-2010 01-Mar-2012 05-Feb-2013	- - -	- - -	- - -
J. GARFIELD MACVEIGH	41,666 125,000 40,000	0.67 0.70 0.61	06-Jan-2010 01-Mar-2012 05-Feb-2013	-	-	-
GORDON J. SONEFF	125,000 40,000	0.70 0.61	01-Mar-2012 05-Feb-2013	-	-	-

Notes:

(1) Value of unexercised in-the-money options represents the difference between the closing market price of the Company's Common Shares on September 30, 2009 ($0.085) and the option exercise price multiplied by the number of outstanding options

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING 2009 (NON-NEO)

The following table summarizes the value of each incentive plan award vested or earned by each director that is not an NEO during the financial year ended September 30, 2009:

Name (a)	Option-based awards – Value vested during the year[1] ($) (b)	Share-based awards – Value vested during the year ($) (c)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
DAVID W. ADAMSON	-	-	-
J. GARFIELD MACVEIGH	-	-	-
GORDON J. SONEFF	-	-	-

Notes:
(1) Value vested amount is the aggregate of the differences between the closing prices of the Company's Common Shares on the dates of vesting and the exercise prices of the vesting options multiplied by the number of options

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out details of the Company's compensation plans under which equity securities of the Company are authorized for issuance at the financial period ended **September 30, 2009**:

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,840,932	$0.64	2,173,649
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	**1,840,932**	**$0.58**	**2,173,649**

The Company's Stock Option Plan was adopted by the Board of Directors on July 20, 2006. See "**Stock Option Plan**" below for a summary of the material terms. The Company has no other form of compensation plan under which equity securities of the Company are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or services.

STOCK OPTION PLAN

Purpose of the Plan

The purpose of the Plan is to provide an incentive to the Company's directors, senior officers, employees and consultants and to management company employees to continue their involvement with the Company, to increase their efforts on the Company's behalf and to attract qualified new personnel. The Company decided to implement the Plan to provide additional incentive for any persons who become new directors, officers or employees as a result of the acquisition of a new business opportunity.

General Description/Exchange Policies

The Plan is administered by the Compensation Committee appointed by the Board of Directors. A copy of the Plan is available online at www.sedar.com.

The following is a brief description of the principal terms of the Plan, which description is qualified in its entirety by the terms of the Plan:

1. The maximum number of Common Shares of the Company that may be reserved for issuance of stock options granted under the Plan shall not exceed 20% of the issued capital of the Company as at the date of the listing of the Company's Common Shares on the TSX Venture Exchange ("**Exchange**"), determined to be 4,014,581 Common Shares.

2. The exercise price of the stock options shall not be less than the minimum price permitted by the policies of the Exchange. The current policies of the Exchange provide that the exercise price for stock options must not be less than the greater of $0.10 and the last closing price of the Company's Common Shares before the date of grant, less a maximum discount of 25% where the closing price was up to $0.50, 20% where the closing price was $0.51 to $2.00 and 15% where the closing price was above $2.00, subject to adjustment in the event of a recent share consolidation or announcement of material information.

3. The granting of stock options under the Plan is restricted as follows:

   (a) the aggregate number of Common Shares that may be reserved for issuance for a stock option to any one individual in a 12 month period may not exceed 5% of the issued Common Shares of the Company at the time of grant of the stock option;

   (b) the number of options granted to a consultant in a 12 month period must not exceed 2% of the issued Common Shares of the Company at the time of grant of the stock option; and

   (c) the aggregate number of options granted to employees involved in investor relations activities must not exceed 2% of the issued Common Shares of the Company in any 12 month period, at the time of grant of the stock option. Options issued to consultants performing investor relations activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

4. The term for exercise of stock options for listed companies designated as Tier 2 issuers on the Exchange is a maximum of five years from the date of grant provided that in the event of the optionee's death, the exercise period shall not exceed the lesser of one year from the date of the optionee's death and the expiry date of the stock option. Stock options may only be exercised until the earlier of the expiry date and a period of not more than 90 days after the optionee ceases to be a qualified optionee, except in the case of persons providing investor relations activities to the Company where it is limited to the earlier of the expiry date and a period of not more than 30 days after such optionee ceases to be a qualified optionee.

5. All options shall be non-assignable and non-transferable except as between an optionee and a wholly owned personal corporation, with the consent of the Exchange.

6. A "**disinterested shareholder vote**" is required to approve the decrease in the exercise price of stock options previously granted to insiders prior to the exercise of such repriced stock options, or to approve the grant to insiders, within 12 month period, of a number of options exceeding 10% of the issued Common Shares of the Company.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of the date of this Circular, no executive officer, director, former executive officer, employee, proposed nominees for election as director of the Company or any subsidiary or associate of any of the foregoing is, or has been at any time since the beginning of a last completed financial year, indebted to the Company or any subsidiary, pursuant to a security purchase or other program or otherwise, nor has any such person been indebted to any other entity where such indebtedness is a subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, "**informed person**" means:

(a) a director or executive officer of the Company;

(b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company;

(c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company, or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company, other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d) the Company if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

Other than as set out in this Circular, no informed person, no proposed director of the Company and no associate or affiliate of any such informed person or proposed director, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company are performed by persons other than the directors or executive officers of the Company.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

As at the date of this Circular, the Company has in force a Directors' and Officers' Liability Insurance policy in the amount of $5,000,000 for the benefit of the Company and its directors and officers. The amount of the premium paid by the Company for the policy now in effect was $13,750. No portion of this premium was paid by the directors and officers of the Company. The policy provides for a deductible of $25,000 for any loss in connection with claims against a director or officer relating to violations of Canadian securities laws, a deductible of $25,000 for any loss in connection with claims resulting from wrongful employment practices and a deductible of $25,000 for other claims against directors and officers of the Company.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

National Instrument 52-110 *Audit Committees* of the Canadian Securities Administrators ("**NI 52-110**") requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditors, as set forth below.

The Company's audit committee ("**Audit Committee**") is governed by an Audit Committee Charter, a copy of which is available online at www.sedar.com attached as Schedule A to the Company's Management Information Circular dated February 20, 2007.

The Audit Committee is presently comprised of three directors, David W. Adamson (Chair), J. Garfield MacVeigh and Michael J. Vande Guchte. As defined in NI 52-110, two committee members are "independent". Each Audit Committee member possesses education or experience that is relevant to the performance of their responsibilities as Audit Committee members of the Company as follows:

(a) **David W. Adamson** is President and Chief Executive Officer of Rubicon Minerals Corporation, a junior exploration mining company whose shares are listed on the Toronto Stock Exchange and the NYSE Amex Equities. Mr. Adamson has extensive experience in marketing and raising capital including a significant number of years of experience in market capitalization in gold and base metal exploration in Canada, USA and Europe.

(b) **J. Garfield MacVeigh** is President and Chief Executive Officer of Constantine Metals Resources Ltd., a junior exploration mining company whose shares are listed on the TSX Venture Exchange. Mr. MacVeigh has extensive experience in all aspects of gold and base metal exploration in Canada, USA and Central America.

(c) **Michael J. Vande Guchte** is President and Chief Executive Officer of the Company. Mr. Vande Guchte has over 18 years experience in the exploration industry with both junior and senior exploration company's and also worked for 5 years in the IT industry. Mr. Vande Guchte has extensive experience in project management giving him a clear understanding of exploration expenditures.

Since the commencement of the Company's most recently completed financial period, the Company's Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Since incorporation on July 4, 2006, the Company has not relied on the exemptions contained in sections 2.4 or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirement that the audit committee must pre-approve all non-audit services to be provided by the auditors, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditors in the fiscal year in which the non-audit services were provided. Part 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

With respect to the engagement of the external auditor for non-audit services, the Audit Committee has delegated the authority to pre-approve such non-audit services to David W. Adamson, an independent director of the Company. The Audit Committee has approved the external auditors providing non-audit services in relation to addressing technical or new accounting pronouncements, discussing and assisting management with issues related to normal, day to day income taxation issues, not including material tax planning, and assisting with minor computer related matters, such as hardware issues and software functionality.

In the following table, "**audit fees**" are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year. "**Audit-related fees**" are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "**Tax fees**" are fees billed by the auditors

for professional services rendered for tax compliance, tax advice and tax planning. "**All other fees**" are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors in each of the last two fiscal years, by category, are as follows:

Financial Period Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2009	$20,000	Nil	$1,000	Nil
2008	$20,000	Nil	$1,000	Nil

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("**NI 58-101**") requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below.

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
1. Board of Directors (a) Disclose the identity of directors who are independent.	(a) The Company has three independent directors, David W. Adamson, Gordon J. Soneff and J. Garfield MacVeigh. Mr. MacVeigh was Chief Geologist of the Company until his resignation as Chief Geologist on June 4, 2008.
(b) Disclose the identity of directors who are not independent, and describe the basis of that determination.	(b) The Company has one director who is not independent because he is management of the Company, namely: Michael J. Vande Guchte, President & CEO.
2. Directorships If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	The following directors are presently also directors of other reporting issuers as listed: • Michael J. Vande Guchte: Nil • David W. Adamson: Rubicon Minerals Corporation (TSX; NYSE Equities) and Constantine Metal Resources Ltd. (TSXV) • J. Garfield MacVeigh: Constantine Metal Resources Ltd. (TSXV) • Gordon J. Soneff: Nil
3. Orientation and Continuing Education Describe what steps, if any, the board takes to	The CEO and/or the CFO are responsible for

	Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
	orient new directors and describe any measures the board takes to provide continuing education for directors.	providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.
4.	**Ethical Business Conduct** Disclose what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.	The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements as well as with the Company's *Corporate Disclosure Policy, Insider Trading Policy* and *Whistle Blower Policy*.
5.	**Nomination of Directors** Disclose what steps, if any are taken to identify new candidates for board nomination, including: (a) who identifies new candidates, and (b) the process of identifying new candidates.	(a) When a board vacancy occurs or is contemplated, any director may make recommendations to the board as to qualified individuals for nomination to the board. (b) In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.
6.	**Compensation** Describe what steps, if any, are taken to determine compensation for the Company's directors and CEO including: (a) who determines the compensation, and (b) the process of determining compensation.	(a) The Compensation Committee reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's Stock Option Plan. (b) The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers and directors' fees, if any, from time to time. Executive officers and directors may be compensated

Corporate Governance Disclosure Requirement	Our Corporate Governance Practices
	through stock options for their expert advice and contribution towards the success of the Company. The form and amount of such compensation will be guided by the following goals: (i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and (ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.
7. **Other Board Committees** If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The board has no other standing committees.
8. **Assessments** Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	Assessments are not regularly conducted for the Board, committees, or individual directors. The assessment of the performance of the Board is determined by the Board and the Chairman of the Board based on the expertise, contributions and participation of individual directors in meetings of the Board and its committees.

PARTICULARS OF MATTERS TO BE ACTED UPON

Receipt of Financial Statements

The Financial Statements of the Company for the financial period ended **September 30, 2009**, and the auditors' report thereon, will be presented at the Meeting. Copies are available online at www.sedar.com.

Appointment of Auditors

The shareholders of the Company will be asked to vote on an ordinary resolution for the re-appointment of De Visser Gray LLP, Chartered Accountants, as auditors of the Company for the ensuing year or until the firm of De Visser Gray LLP, Chartered Accountants is removed from office or resigns. The shareholders will also be asked to approve and adopt an ordinary resolution authorizing the Board of Directors of the Company to fix the compensation of the auditors for the ensuing year. De Visser Gray LLP, Chartered Accountants, have been the auditors of the Company since July 5, 2006.

Fix the Number of Directors

The Board of Directors presently consists of four directors and the shareholders will be ask to set the number of directors at four for the ensuing year.

Election of Directors

The term of office of each of the current four directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company, or with the provisions of the *Business Corporations Act* (Canada). No class of shareholders of the Company has the right to elect a specified number of directors or to cumulate their votes for directors.

The Board of Directors has not appointed an executive committee. The members of the Company's Audit Committee as at the date hereof are David W. Adamson (Chair), J. Garfield MacVeigh and Michael J. Vande Guchte. The members of the Compensation Committee as at the date hereof are David W. Adamson and Gordon J. Soneff.

The following table sets out the names of the nominees for election as directors, the province and country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupation, business or employment, the period of time for which each has been a director of the Company, and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at **February 18, 2010**:

Name, Present Office and Province and Country of Residence(1)	Present Principal Occupation, Business or Employment(1)	Date First Appointed as a Director	No. of Shares Beneficially Held or Controlled(1)(2)(3)
MICHAEL J. VANDE GUCHTE *Director, President & CEO* *British Columbia, Canada*	Professional Geoscientist; President & CEO of the Company	July 5, 2006	533,600
J. GARFIELD MACVEIGH *Director* *British Columbia, Canada*	Exploration Geologist; Former Chief Geologist of the Company; President, CEO & Director of Constantine Metal Resources Ltd. (TSXV)	July 5, 2006	433,015(4)
DAVID W. ADAMSON *Director* *British Columbia, Canada*	Exploration Geologist; President, CEO and Director of Rubicon Minerals Corporation (TSX; NYSE Equities), Director, Constantine Metal Resources Ltd. (TSXV)	July 5, 2006	180,550(5)
GORDON J. SONEFF *Director* *Alberta, Canada*	Auditor; Canada Revenue Agency	July 5, 2006	Nil

Notes:

(1) The information as to residence, present principal occupation, business or employment, and the number of Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) None of the nominees and their associates or affiliates beneficially own, directly or indirectly, or exercise control or direction over Shares carrying more than 10% of the voting rights attached to all outstanding Shares.

(3) As at February 18, 2009, the nominees hold the following stock options to purchase Shares of the Company:

Option Holder	Number of Shares	Exercise Price	Expiry Date
Michael J. Vande Guchte	16,666	$0.38	September 1, 2010
	250,000	$0.70	March 1, 2012
	125,000	$0.61	February 5, 2013
	300,000	$0.155	December 30, 2015
J. Garfield MacVeigh	41,666	$0.67	January 6, 2010
	125,000	$0.70	March 1, 2012
	40,000	$0.61	February 5, 2013
	200,000	$0.155	December 30, 2015
David W. Adamson	41,666	$0.67	January 6, 2010
	125,000	$0.70	March 1, 2012
	40,000	$0.61	February 5, 2013
	200,000	$0.155	December 30, 2015
Gordon J. Soneff	125,000	$0.70	March 1, 2012
	40,000	$0.61	February 5, 2013
	200,000	$0.155	December 30, 2015

(4) Certain of these Shares are held in the name of 523645 B.C. Ltd., a personal holding company of J. Garfield MacVeigh.

(5) Certain of these Shares are held in the names of 761585 B.C. Ltd. or 523576 B.C. Ltd., personal holding companies of David W. Adamson.

Cease Trade Orders or Bankruptcies

To the best knowledge of the management of the Company, no proposed director of the Company:

(a) is, as at the date of the Circular, or has been, within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i) was subject to an order that was issued while the proposed director was acting in the capacity as director chief executive officer or chief financial officer; or

(ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b) is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Sanctions and Penalties

To the best knowledge of the management of the Company, no proposed director of the Company has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Control Person Resolution

On December 18, 2009, the Company completed a private placement ("**Private Placement**") of 5,333,330 units ("**Unit**"). Each Unit consists of one flow-through Share of the Company and one-half of one common share purchase warrant ("**Unit Warrant**") with a term of 24 months from the date of closing. Each whole Warrant entitles the holder to acquire one additional non-flow-through Share of the Company at an exercise price of $0.23 per Share in year one and $0.29 per Share in year two.

After the Private Placement closed, JDM filed an early warning report ("**Early Warning Report**") indicating that JDM has indirect control and direction over 5,133,332 Shares, 433,333 options to purchase Units ("**Agent's Warrants**") and 2,404,522 warrants ("**Warrants**"), including 4,333,332 Units and 2,166,666 Unit Warrants issued to MF placees and 433,333 Agent's Warrants issued to LMD pursuant to the Private Placement ("**JDM Holdings**"). As of the date of this Circular, the JDM Holdings represent approximately 15.65% of the Company's issued and outstanding Shares on a non-diluted basis or 22.32% on a fully diluted basis (assuming exercise of all outstanding MF and LMD warrants and options only).

On December 21, 2009, MF and LMD provided an undertaking ("**Undertaking**") to (i) only exercise that amount of Warrants and/or Agent's Warrants which will result in their group of companies holding less than 20% of the issued and outstanding Shares of the Company, and (ii) either (a) obtain disinterested shareholder approval for the exercise of any amount of Warrants and/or Agent's Warrants which would result in MF and LMD and their group of companies holding 20% or more of the Company's issued and outstanding Shares; or (b) cancel that amount of Shares of the Company which are issued on exercise of Warrants or Agent's Warrants and are issued in breach of clause (i) and (ii)(a) above.

Accordingly, at the Meeting, the shareholders will be asked to consider, and if thought appropriate, to approve an ordinary resolution (by way of disinterested shareholder vote) in substantially the following form ("**Control Person Resolution**"):

> "RESOLVED, AS AN ORDINARY RESOLUTION, THAT the shareholders of the Company approve of the exercise of any amount of Warrants and/or Agent's Warrants which would result in MF and LMD and their group of companies holding 20% or more of the Company's issued and outstanding Shares".

If disinterested shareholder approval of the Control Person Resolution is not obtained, the Undertaking would continue to prohibit MF or LMD from exercising Warrants and/or Agent's Warrants which would result in their group of companies holding 20% or more of the issued and outstanding Shares of the Company.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the Management Designees to vote the same in accordance with their best judgment of such matters.

GENERAL

To pass, ordinary resolutions require approval of a simple majority (50% + 1) of the votes cast at the Meeting by the holders of Shares. To pass, the Control Person Resolution requires approval of a simple majority (50% + 1) of the shareholders not affected by or interested in the Control Person Resolution.

SHAREHOLDER PROPOSALS

Pursuant to Section 137 of the *Canada Business Corporations Act*, any notice of a shareholder proposal intended to be raised at the 2011 annual general meeting of the Company must be submitted to the Company at its registered office, to the attention of the Corporate Secretary, on or before December 2, 2010, to be considered for inclusion in the management proxy circular for the 2011 annual general meeting.

It is the position of the Company that shareholder proposals need be recognized only if made in accordance with the procedures set out in the *Canada Business Corporations Act*.

ADDITIONAL INFORMATION

Additional information concerning the Company is available online at www.sedar.com. Financial information concerning the Company is provided in the Company's Financial Statements and Management's Discussion and Analysis for the financial period ended **September 30, 2009**.

Shareholders wishing to obtain a copy of the Company's Financial Statements and Management's Discussion and Analysis may contact the Company as follows:

Paragon Minerals Corporation
Suite 1500 - 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6
Telephone: (604) 629-2353
Facsimile: (604) 629-2489
Website: www.paragonminerals.com

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Michael J. Vande Guchte"*
President & CEO

Vancouver, British Columbia
February 18, 2010

Exemption No.: 82-35102

PARAGON MINERALS CORPORATION


Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on Tuesday, March 30, 2010 ("Meeting")

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Designees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then the senior of those registered (the name that stands first in the register) should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date of the Meeting.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management, except for the Control Person Resolution for which such shares will be withheld from voting.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies deposited with Computershare must be received no later than 1:00 pm (Vancouver time) on Friday, March 26, 2010, or not less than 48 hours (excluding Saturday, Sunday and holidays) prior to an adjournment or postponement thereof.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!



To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free



To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

25JA10029.E.SEDAR/000001/000001/i




Appointment of Proxyholder

I/We, being holder(s) of shares of Paragon Minerals Corporation hereby appoint: Michael J. Vande Guchte, President & CEO, or failing him, **Tom R. Wilson, CFO ("Management Designees"),**

OR

Print the name of the person you are appointing if this person is someone other than the Management Designess listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as recommended by Management, except for the Control Person Resolution for which such shares will be withheld from voting) and all amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Annual and Special Meeting of shareholders of **Paragon Minerals Corporation** to be held at Suite 1500 - 885 West Georgia Street, Vancouver, BC, on March 30, 2010 at 1:00 PM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors Set the number of Directors at four.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Michael J. Vande Guchte	☐	☐	02. J. Garfield MacVeigh	☐	☐	03. David W. Adamson	☐	☐
04. Gordon J. Soneff	☐	☐						

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	For	Withhold
3. Appointment of Auditors Appointment of **De Visser GrayLLP, Chartered Accountants,** as auditors of the Company for the ensuing year and authorization of the Directors to fix the auditor's remuneration.	☐	☐

	For	Against	Withhold
4. Control Person Resolution To approve an ordinary resolution (by way of "disinterested shareholder vote"), of the exercise of any amount of warrants and/or agent's warrants which would result in the MineralFields Group or Limited Market Dealer and their group of companies holding 20% of more of the Company's issued and outstanding shares, as more particularly described in the Management Information Circular.	☐	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.



0 8 3 8 6 8   A R 1   P A X Q



Exemption No.: 82-35102

Form 45-106F1

Report of Exempt Distribution

Issuer/underwriter information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report. If an underwriter is completing this form, also state the full name of the underwriter and the address and telephone number of the head office of the underwriter.

PARAGON CAPITAL CORPORATION LTD. (the "Issuer")
1200, 1015 - 4th Street, SW
Calgary, AB, T2R 1J4
(403) 263-6446

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is not a reporting issuer in any Province or Territory

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

- ☐ Bio-tech
- Financial Services
  - ☐ investment companies and funds
  - ☐ mortgage investment companies
- ☐ Forestry
- ☐ Hi-tech
- ☐ Industrial
- Mining
  - ☐ exploration/development
  - ☐ production
- ☐ Oil and gas
- ☐ Real estate
- ☐ Utilities
- ☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

March 1, 2010

Item 6: For each security distributed:

(a) describe the type of security,

Syndicated Mortgage Units

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

800,000 Syndicated Mortgage Units

(c) state the exemption(s) relied on.

NI 45-106 Sections 2.5, 2.10, 3.5 and 3.10

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	1	$1.00	$50,000.00
Alberta	19	$1.00	$750,000.00
Total number of Purchasers	20		
Total dollar value of distribution in all jurisdictions (Canadian $)			$800,000.00

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of
		Number and type	Price per	Exemption	

		of securities issued	security	relied on and date of distribution	compensation (Canadian $)

No commissions were paid.

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the issuer, I certify that the statements made in this report are true.

Date: March 1, 2010
Paragon Capital Corporation Ltd.
Name of issuer
Abby Steinberg, President, (403) 263-6446
Print name, title and telephone number of person signing

"Abby Steinberg"
Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

Thomas Milley, Legal Counsel, (403) 252-9937

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.